UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tekelec
(Name of Issuer)
Common Stock
(Title of Class of Securities)
879101103
(CUSIP Number)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879101103	13G	Page	2	of	11

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) Katelia Capital Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922 shares, the voting power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,133,922 shares, the dispositive power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,133,922 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	879101103	13G	Page	3	of	11

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) The Katelia Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922 shares, the voting power of which is shared with (i) Katelia Capital Investments Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,133,922 shares, the dispositive power of which is shared with (i) Katelia Capital Investments Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,133,922 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	879101103	13G	Page	4	of	11

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) Butterfield Trust (Switzerland) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922 shares, the voting power of which is shared with (i) Katelia Capital Investments Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,133,922 shares, the dispositive power of which is shared with (i) Katelia Capital Investments Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,133,922 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	879101103	13G	Page	5	of	11

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) Laurent Asscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,133,922 shares, the voting power of which is shared with (i) Katelia Capital Investments Ltd., (ii) The Katelia Trust, and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,133,922 shares, the dispositive power of which is shared with (i) Katelia Capital Investments Ltd., (ii) The Katelia Trust, and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,133,922 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	879101103	13G	Page	6	of	11

ITEM 1(a)	Name of Issuer:

Tekelec

ITEM 1(b)	Address of Issuer’s Principal Executive Offices:

5200 Paramount Parkway, Morrisville, NC 27560

ITEM 2(a)	Name of Person Filing:

This Statement is being filed by Katelia Capital Investments Ltd., by The Katelia Trust (the “Trust”), by Butterfield Trust (Switzerland) Limited (the “Trustee”) and by Laurent Asscher. The persons filing this Statement are sometimes together referred to as the “Reporting Persons.” Katelia Capital Investments Ltd. is the record owner of the shares. The Trust is the beneficial owner of the equity interest in Katelia Capital Investments Ltd. The Trustee is the trustee of the Trust. Mr. Asscher is an advisor to Katelia Capital Investments Ltd.

ITEM 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Katelia Capital Investments Ltd. is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address of the principal business office of the Trust and of the Trustee is 16, boulevard des Tranchees, 1206 Geneva, Switzerland. The address of the principal business office of Mr. Asscher is c/o Airtek Capital Group, S.A, IT Tower, av Louise, 480, 1050 Brussels, Belgium.

ITEM 2(c)	Citizenship:

Katelia Capital Investments Ltd. is a company organized under the laws of the British Virgin Islands. The Trust is a trust organized under the laws of the British Virgin Islands. The Trustee is a company organized under the laws of Switzerland. Mr. Asscher is a French citizen.

ITEM 2(d)	Title of Class of Securities:

Common Stock

ITEM 2(e)	CUSIP Number:

879101103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	879101103	13G	Page	7	of	11

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable

ITEM 4.	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	6,133,922 shares

(b)	Percent of class:	9.1%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	0 shares

	(ii) Shared power to vote or to direct the vote	6,133,922 shares

	(iii) Sole power to dispose or to direct the disposition of	0 shares

	(iv) Shared power to dispose or to direct the disposition of	6,133,922 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock beneficially owned by the Reporting Persons.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

CUSIP No.	879101103	13G	Page	8	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2010 KATELIA CAPITAL INVESTMENTS LTD.
By:	Pendragon Management, a Director

By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

THE KATELIA TRUST
By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED
By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

	Signature:	/s/ Laurent Asscher
Laurent Asscher

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	879101103	13G	Page	9	of	11
EXHIBIT INDEX

Exhibit Number	Exhibit	Page
1	Agreement to File Joint Statements on Schedule 13G	Page 10 of 11 pages